Matthew J. Foehr Vice President and Comptroller	Chevron Corporation Comptroller’s Department 6001 Bollinger Canyon Rd San Ramon, CA 94583-2324
August 3, 2011
BY ELECTRONIC TRANSMISSION
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Chevron Corporation Form 10-K for Fiscal Year Ended December 31, 2010; Filed February 24, 2011
     File No. 001-00368
Dear Mr. Schwall:
In your letter dated July 22, 2011, you provided comments on Chevron Corporation’s 2010 Form 10-K. These comments and the company’s responses are set forth below.
If you wish to discuss or have any questions related to this information, please contact Mr. Al Ziarnik, Assistant Comptroller, by telephone at (925) 842-5031 or by e-mail at apzi@chevron.com.
General
Comment 1
We note that you recently acquired Atlas Energy, Inc., and that Atlas Energy has historically utilized hydraulic fracturing in its operations. Please tell us, with a view toward disclosure:
•	the location of your current and future fracturing activities;

•	the acreage subject to fracturing;

•	the percentage of reserves subject to fracturing;

•	the anticipated costs and funding associated with fracturing activities; and

•	whether there have been any incidents, citations, or suits related to Atlas Resources’ or your fracturing operations for environmental concerns, and if so, what has been the response.
Response: The oil and gas industry uses hydraulic fracturing in various geologic formations. However, based on our reading of your comment, we believe the Staff’s focus is primarily on hydraulic fracturing in shale gas formations. As a result, Chevron’s response to this comment is limited to hydraulic fracturing activities in shale gas formations. Chevron currently has hydraulic fracturing activities for natural gas in the Marcellus shale in Pennsylvania and the Haynesville shale in Texas. The company holds approximately 700,000 net acres in the Marcellus shale and approximately 70,000 net acres in the Haynesville shale.

Mr. H. Roger Schwall
Securities and Exchange Commission
August 3, 2011

On June 28, 2011, Chevron acquired an additional 228,000 net acres in Pennsylvania, West Virginia and Maryland from Chief Oil & Gas LLC and Tug Hill, Inc. Through a transition services agreement with Chevron, the sellers are operating these properties for Chevron until the company is in a position to assume operations. As a result, the responses below do not include this recent acquisition.
The company also has exploration interests in shale gas properties outside the United States, including leases in Canada, Poland, Romania and Bulgaria. The company holds approximately 200,000 net acres in the Duvernay formation in Alberta, Canada, approximately 1.1 million net acres in Poland in four concessions, and 1.5 million net acres in Romania. The company was also the successful bidder for three additional shale gas blocks in Romania totaling about 675,000 net acres and one shale gas block in Bulgaria totaling about 1.1 million net acres, which are going through the respective country’s license agreement finalization process. Chevron’s non-United States shale gas activity is still in the early stages of exploratory work and we have drilled no wells to date on any of this acreage.
We estimate that reserves in the Marcellus and Haynesville shales, where we are currently drilling, would constitute about one percent of Chevron’s overall proven reserves. Chevron’s anticipated costs and funding associated with hydraulic fracturing in all of the aforementioned shale gas properties is not expected to be material; for the next two years, we estimate that such expenditures will constitute less than one percent per year of the company’s total annual capital and exploratory budget.
We have reviewed our records for incidents, citations or suits involving a known spill or release related to hydraulic fracturing operations in shale gas properties held by Chevron in the United States that may be reported to any environmental regulatory agency with jurisdiction over such operations. With respect to properties acquired from Atlas, we limited our review to those matters that have arisen since the February 2011 close of the acquisition or that remained unresolved or open as of that date. The review found no such incidents, citations or suits that the company believes it will be required to report as a legal proceeding under Item 103 of Regulation S-K, including under Instruction 5 of that item.
Separately, Pennsylvania state regulations require that shale gas operators that receive a notice claiming that a water supply has been affected by pollution or diminution must report receipt of these notices to the Pennsylvania Department of Environmental Protection promptly following receipt. Chevron has received several notices under this state law and is in the process of investigating each of them. In at least one instance, the Pennsylvania Department of Environmental Protection has conducted an investigation and concluded that Chevron’s hydraulic fracturing operations did not cause the claimed pollution or diminution. Chevron does not believe that any of these investigations will result in any material exposure to Chevron nor does it expect that they will give rise to a legal proceeding reportable under Item 103 of Regulation S-K.
Comment 2
In regard to your fracturing operations, please also tell us what steps you have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:
•	Have steps in place to ensure that your drilling, casing, and cementing adhere to known best practices;

•	Monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

•	Evaluate the environmental impact of additives to the fracturing fluid; and

•	Minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.
Response: Chevron’s policy is to meet or exceed all applicable local, state, and federal regulatory standards and requirements when drilling, casing, and cementing oil and gas wells that it operates.

Mr. H. Roger Schwall
Securities and Exchange Commission
August 3, 2011

Chevron and industry best practices are considered in the planning phase of each project to ensure safety and minimize environmental impacts. Chevron believes effective wellbore construction and casing design, in accordance with established recommended practices and engineering standards, is important to ensure mechanical integrity and isolation from ground water aquifers throughout drilling, hydraulic fracturing and production operations. We place priority on drilling practices that ensure well control throughout the construction and completion phases.
As an example, Chevron’s Marcellus wells use multiple layers of steel casing and cement, which form a continuous barrier between the well and the subsurface strata. We cement to the surface for every casing string on every well, and each string of casing is pressure tested to ensure the integrity of the casing design and cement. We also conduct a combination of tests over the life of the well to verify long-term integrity. Our wells are designed to prevent natural gas migration or leakage for the life of the well.
With regards to monitoring the rate and pressure of fracturing treatment, we have qualified service companies as well as Chevron personnel monitoring the pressure response to assure the work proceeds as planned. Unexpected changes or anomalies in the rate or pressure are immediately evaluated and necessary corrective actions are taken. When it is necessary to stop a project, it is not restarted until all corrective measures are completed.
Fracturing fluid additives are evaluated and minimized for every project. Chevron works closely with our service providers to evaluate the effectiveness of additives and, if multiple additives are available to achieve the required result, as a general rule the additive with the best environmental performance is chosen.
As a global company, we know that access to sufficient sources of water is essential for the communities where we operate, as well as to our business. As a general practice, Chevron uses the most effective and efficient water management options available. Chevron has a proprietary process for treating flowback and produced water, which allows for more water to be reused and reduces the need for fresh water. In addition, we are working with our service partners to look at alternatives for recycling flowback water and reducing our use of fresh water sources for fracturing fluids. The handling, storage, and disposal of produced water meets or exceeds all applicable local, state and federal regulatory standards and requirements.
Comment 3
Please supplementally provide us with a report detailing all chemicals used in your hydraulic fracturing fluid formulation/mixture, in the volume/concentration and total amounts utilized, for representative wells in each basin or region where hydraulic fracturing is used.
Response: In addition to reporting hydraulic fracturing fluid additives as required by states, Chevron voluntarily discloses this information on the public hydraulic fracturing chemical registry website Frac Focus (www.fracfocus.org). This website is a joint project of the Ground Water Protection Council and the Interstate Oil and Gas Compact Commission. It allows one to search for information about the chemicals used in hydraulic fracturing.
Comment 4
In light of the events involving the Gulf of Mexico and the Deepwater Horizon drilling rig, as well as the scrutiny surrounding hydraulic fracturing, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event of an incident involving

Mr. H. Roger Schwall
Securities and Exchange Commission
August 3, 2011

your offshore or hydraulic fracturing operations. For example, and without limitations, please address the following:
•	disclose the applicable policy limits related to your insurance coverage;

•	disclose your related indemnification obligations and those of your customers, if applicable;

•	disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

•	clarify your insurance coverage with respect to pollution liability and associated environmental remediation costs; and

•	provide further detail on the risks for which you are insured for your offshore operations or hydraulic fracturing operations.
Response: The company maintains a broad insurance program covering its worldwide operations. The program is renewed on an annual basis and the insured limits and coverage scope of the various insurance policies may vary from year to year. Chevron believes its insurance program is commensurate with the size, breadth and scope of the company’s operations, taking into account the market availability of insurance, pricing of coverage in the insurance markets and the company’s financial ability to retain risk. Typical perils that the insurance would cover include: physical damage to company onshore and offshore property and facilities; well control events; sudden and accidental pollution liability; and personal injury, bodily injury (including death) and property damage to third parties for which the company is legally liable. Some of these risks are discussed on page 32 of the company’s 2010 Annual Report under the caption “The company’s operations could be disrupted by natural or human factors.”
The company is party to many thousands of contractual relationships with contractors, suppliers, customers and partners with a variety of indemnity provisions and so it is difficult to make a general statement regarding such indemnities. Some of the risks involved in the company’s operations in this regard are discussed on page 32 of the company’s 2010 Annual Report under the caption “The company’s operations have inherent risks and hazards that require significant and continuous oversight.”
The company does not believe it is possible to obtain commercial insurance (owing to market capacity) or third-party indemnities sufficient to cover all of the potential liability in the event of a significant catastrophic incident or series of catastrophic incidents, and so the company is largely self-insured for such events. The company relies on existing liquidity, financial resources and borrowing capacity to meet short-term obligations that would arise from such an event or series of events. This is discussed in part on pages FS-12 to FS-13 in the Liquidity and Capital Resources section of the company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 2010 Annual Report.
Chevron acknowledges the Staff’s comment and will consider supplementing existing disclosure in future filings in this regard.
Comment 5
In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of a spill or leak from your offshore operations, your hydraulic fracturing operations or your other operations.
Response: Chevron’s plans and procedures for dealing with environmental impacts in the event of a spill or leak are similar whether operations are offshore or onshore. First, we design, operate and maintain our facilities to prevent potential spills or leaks from occurring. Second, Chevron requires its facilities and

Mr. H. Roger Schwall
Securities and Exchange Commission
August 3, 2011

operations to have emergency response and business continuity plans that address all credible and significant risks identified by site-specific risk and impact assessments. Chevron also requires that sufficient resources are available to execute these plans. We have trained spill responders and oil spill response organizations (OSROs) under contract. The plans are practiced by spill response team members in tabletop and field exercises, including equipment deployment.
Chevron maintains active membership in international oil spill cooperatives and access to expert external consultants and contractors. Chevron is a key member of the two largest global oil spill cooperatives — the Marine Spill Response Corporation (MSRC) and Oil Spill Response, Ltd. (OSRL). Chevron is represented on the Board of Directors for these cooperatives and participates in various Board committees focused on issues such as audit, strategic funding and equipment replacement.
Chevron is also a founding member of the Marine Well Containment Company (MWCC), whose primary mission is to expediently deploy containment equipment and systems to capture and contain crude oil in the unlikely event of a future deepwater well blowout in the Gulf of Mexico. Please refer to page FS-5 of the company’s 2010 Annual Report for more information on MWCC. In addition, the company is a member of the Subsea Well Response Project (SWRP) headquartered in Stavanger, Norway. Following the recommendations of the International Association of Oil & Gas Producers’ Global Industry Response Group, the SWRP’s objective is to further develop the industry’s capability to contain and shut in subsea well control blowouts.
In the unlikely event that a major spill or leak occurs, Chevron maintains a Worldwide Emergency Response Team. This team is comprised of approximately 200 employees who are trained in various aspects of emergency response and available at all times to support a major incident at any of our operations. Team members represent a range of skill sets associated with oil spills and other potential incidents. They are medically-cleared, trained in the incident command system and participate in regular exercises to maintain readiness.
Finally, with respect to remediation, we have an Environmental Functional Team (EFT) that is composed of environmental technical professionals (biologists, chemists, ecologists, engineers, geologists, microbiologists, toxicologists, etc). The EFT is responsible for planning oil cleanup and site remediation, and it works with the OSROs and specialized remediation consultants.
For some spills, a Unified Command (inclusive of regulating authorities) may be established through which all remediation decisions are vetted and approved. Long-term, site-specific remediation plans, if required, would be developed in consultation with various external resources, such as engineering firms, joint venture partners and government regulators, utilizing industry best practices.
Legal Proceedings
Comment 6
We note your discussion regarding the lawsuit before the Superior Court of Nueva Loja in Lago Agrio, Ecuador. With a view toward disclosure, please tell us the basis for your belief that “first, that the court lacks jurisdiction over Chevron; second, that the law under which plaintiffs bring the action, enacted in 1999, cannot be applied retroactively; third that the claims are barred by the statute of limitations in Ecuador; and, fourth, that the lawsuit is also barred by the releases from liability previously given to Texpet by the Republic of Ecuador and Petroecuador and by the pertinent provincial and municipal governments.”

Mr. H. Roger Schwall
Securities and Exchange Commission
August 3, 2011

Response: As explained in Chevron’s 2010 Form 10-K, Chevron is a defendant in a civil suit filed in the Superior Court of Nueva Loja, Ecuador. The following are brief summaries of some of the reasons underlying the four beliefs noted in your comment.
     The court lacks jurisdiction over Chevron. The lawsuit names Chevron Corporation as the sole defendant. Chevron Corporation has never been domiciled nor has it operated in Ecuador, nor did it succeed to the liabilities of Texaco, Inc. when it acquired the latter corporation. Because Chevron acquired Texaco by means of a reverse triangular merger, in which a subsidiary of Chevron merged with Texaco, both Chevron and Texaco retained their separate legal identities. Chevron objected to the Ecuadorian court’s jurisdiction at the outset of the Lago Agrio litigation and, after the court failed to rule on the jurisdictional objection at the outset, Chevron has maintained the objection throughout the proceedings.
     The law under which the plaintiffs sued Chevron was enacted in 1999 and cannot be applied retroactively. The Lago Agrio plaintiffs based their lawsuit on a cause of action created by the Environmental Management Act (“EMA”), which became law in 1999. But TexPet relinquished all ownership interest in the Consortium in 1992 and ceased its operations in the Concession area on June 30, 1990. Under Ecuadorian law, substantive changes in the law do not generally have retroactive effect, and the EMA does not contain any provision to the contrary.
     The plaintiffs’ claims are barred by the statute of limitations. The applicable statute of limitations under Ecuadorian law for intentional and unintentional torts is four years. TexPet ceased as operator of the Consortium on June 30, 1990. The Lago Agrio plaintiffs first brought their claims for violations of the environmental rights of the public as a whole in 2003.
     The plaintiffs’ claims are barred by the releases from liability TexPet obtained from the national government and Petroecuador and from certain local governments. In 1998, TexPet secured a release from liability from the Republic of Ecuador and Petroecuador. TexPet also secured in 1996 similar releases from the pertinent municipal and provincial governments. Under Ecuadorian law, these releases are settlements that have res judicata effect that bar the claims for purported violations of environmental rights of the public as a whole, which the Lago Agrio plaintiffs brought against Chevron.
     It would be unusual for a company to disclose specific arguments and evidence in a pending litigation, and we do not believe an exception should be made here. The company believes that all elements of the case material to investors have been disclosed. The company will continue to evaluate its disclosure as events warrant.
* * *

Mr. H. Roger Schwall
Securities and Exchange Commission
August 3, 2011

As also requested in your letter of July 22, 2011, we acknowledge the following:
•	The company is responsible for the adequacy and accuracy of all disclosure in its filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Matthew J. Foehr

cc:	Mr. Brian Lane (Gibson Dunn) Mr. Terry M. Kee (Pillsbury Winthrop Shaw Pittman)